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                                                         Filed by: First Bancorp
                           Pursuant to Rule 425 under the Securities Act of 1933
                                                 Subject Company:  First Bancorp
                                                 Registration File No. 333-34216



            Newspaper Advertisement first published by First Savings
                         Bancorp, Inc. on June 5, 2000.
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  Shareholders should read the Proxy Statement in conjunction with this message

                             Attention Shareholders
                            of First Savings Bancorp
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                               Here are the facts
                               about your dividend
    and your shares of First Savings stock when the merger with First Bancorp is approved

             The merger agreement with First Bancorp provides that:

              o The amount of the annual  dividend  you receive is
                expected to increase  from what you received last year.

              o You  can  calculate  the  amount  of the  anticipated
                annual dividend by multiplying the number of shares you own now by $1.10. This compares to your current rate of $1.04 per share.

              o You will  receive  more  shares  after the  merger.  The merger  agreement provides for an exchange  ratio of 1.2468.
                As an example, if you now have 1,000 shares First Savings, you will receive 1,246 shares of First Bancorp stock as a result of the merger. (Fractional shares will be paid in cash.)

                     The Board of Directors of First Savings
                urges all shareholders to vote "FOR" the merger.
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                                   Questions?
               If you have lost your proxy or have any questions,
                                 please call us
                                 at 910-692-6222
                             and we will assist you.


The above information has been provided by the board of directors of First Savings Bancorp, Inc. First Bancorp and First Savings Bancorp have filed a joint proxy statement/prospectus and other documents concerning the merger with the United States Securities and Exchange Commission ("SEC") and have mailed the joint proxy statement/prospectus to their shareholders. These documents contain important information and we urge you to read the joint proxy statement/prospectus and other documents filed with the SEC carefully. You can obtain the documents free from the SEC's website, www.sec.gov. Our officers' and directors' interests in First Savings (stock, contracts, etc.) are described in First Savings' September 24, 1999 proxy statement which is also available on the SEC website. In addition, you may obtain free copies of these documents from the Corporate Secretary of First Savings Bancorp, P.O. Box 1657, Southern Pines, North Carolina 28388-1657, telephone (910) 692-6222.

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